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As filed with the Securities and Exchange Commission on September 11, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COGENT COMMUNICATIONS GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation of organization)	52-2337274 (I.R.S. Employer Identification No.)

1015 31st Street N.W.
Washington, D.C. 20007
(Address of principal executive offices)

The 2003 Incentive Award Plan of Cogent Communications Group, Inc.
(Full title of the plan)

David Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W.
Washington, D.C. 20007
Tel: (202) 295-4200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
 David M. McPherson
Latham & Watkins
555 Eleventh Street N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Number of shares to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Registration fee

Series H Participating Convertible Preferred Stock, par value $0.001 per share	54,001	$50.85(2)	$2,745,951(2)	$222.15(4)

Common Stock, par value $0.001 per share	41,539,253	n/a(3)	n/a(3)	n/a(3)

(1)
Represents shares of Series H Participating Convertible Preferred Stock of Cogent Communications Group, Inc. that may be offered or sold pursuant to the 2003 Incentive Award Plan of Cogent Communications Group, Inc and shares of Common Stock of Cogent Communications Group, Inc. issuable upon conversion of the Series H Particpating Convertible Preferred Stock. This registration statement also relates to an indeterminate number of shares of Cogent Communications Group, Inc. Common Stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416.

(2)
Calculated pursuant to Rule 457(h).

(3)
Pursuant to Rule 457(i), the calculation of the registration fee is calculated on the basis of the Series H Particpating Convertible Preferred Stock alone.

(4)
Calculated pursuant to Section 6(b) as follows: proposed maximum aggregate offering price multiplied by .00008090.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

        Not required to be filed with this registration statement.

Item 2. Registrant Information and Employee Plan Annual Information.

        Not required to be filed with this registration statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

        The following documents previously filed by Cogent Communications Group, Inc. ("Cogent," "we" or "us") with the Securities and Exchange Commission (the "Commission") are incorporated as of their respective dates in this registration statement by reference:

  1.
  Cogent's annual report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 31, 2003 (File No. 001-31227).

  2.
  Cogent's quarterly reports on Form 10-Q for the three month periods ended March 31, 2003 and June 30, 2003 filed with the Commission on May 15, 2003 and August 14, 2003 respectively (File No. 001-31227).

  3.
  Cogent's current reports on Form 8-K, filed with the Commission on January 29, 2003 and March 3, 2003, June 23, 2003 and August 7, 2003 (File No. 001-31227).

  4.
  The description of Cogent's common stock incorporated by reference to Cogent's registration statement on Form 8-A filed with the Commission on January 29, 2002 (File No. 001-31227).

        All documents subsequently filed by Cogent pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold are deemed incorporated by reference in this registration statement and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

        A summary of certain of the rights and preferences of the Series H Participating Convertible Preferred Stock is set forth below. The complete designation of the rights and preferences of the Series H Preferred Stock is set forth in Cogent's Fourth Amended and Restated Certificate of Incorporation and in the Certificate of Designations relating to the Series H Preferred Stock.

        Dividends.    The holders of the Series H Preferred Stock will be entitled to receive out of legally available funds, dividends (on an as-converted-to-common-stock basis) payable when and if dividends are declared by the Board of Directors with respect to our common stock. We have no current plan, proposal or arrangement, written or otherwise, to pay dividends with respect to our common stock or the Series H Preferred Stock.

        Conversion.    Each share of the Series H Preferred Stock may be converted into shares of common stock at the election of its holder at any time. Each share of Series H Preferred Stock will be automatically converted into approximately 769 shares of common stock upon the affirmative election of the holders of at least two thirds of the outstanding shares of the Series H Preferred Stock. Assuming that all 54,001 shares of Series H Preferred Stock are issued under the Award Plan, the Series H Preferred Stock will be convertible into 41,539,253 shares of common stock representing 11.00% of the fully diluted authorized and outstanding shares of our common stock (assuming conversion of all of our issued and outstanding securities that are convertible into common stock and exercise of all outstanding options and warrants or any other rights to purchase or acquire other equity interests in Cogent). The conversion price will be subject to adjustment as provided in the paragraph below (relating to antidilution). The Series H Preferred Stock will be automatically converted into common stock, at the then applicable conversion rate in the event of an underwritten public offering of shares of Cogent at a total offering of not less than $50 million at a post-money valuation of Cogent of $500 million (a "Qualifying PO").

        Sinking Fund Provisions.    The Series H Preferred Stock is not subject to sinking fund provisions.

        Restrictions on Alienability.    The Series H Preferred Stock is subject to restrictions on transfer related to vesting schedules, employment status and other restrictions as may be determined by the Committee from time to time as set forth in Cogent's Offer to Exchange certain options, dated September 11, 2003 (the "Offer to Exchange").

        Antidilution.    The conversion price of the Series H Preferred Stock will be subject to adjustment to reduce dilution in the event that we issue additional equity securities (other than shares issued pursuant to our equity compensation plan and other customary exclusions) at a purchase price less than the applicable conversion price. In the event of such an issuance of additional securities, the applicable conversion price will be adjusted on a weighted average basis taking into account the price and number of the newly issued shares and the number of shares then outstanding. The conversion price will also be subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like. In addition, if there is an adjustment to the conversion price of the Series H Preferred Stock, then our Series F Preferred Stock and Investors Preferred Stock will receive the same proportional adjustment.

        Voting Rights and Protective Provisions.    The Series H Preferred Stock will vote together with the common stock and not as a separate class, except as required by law with respect to any amendment or waiver of any provisions of our Amended and Restated Charter or Bylaws that adversely affects the rights, preferences and privileges of the Series H Preferred Stock, on all matters except the election of directors on which the holders of the Series H Preferred Stock will have no vote with respect to their shares of Series H Preferred Stock. Each share of the Series H Preferred Stock will have a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series H Preferred Stock.

        Liquidation Preference; Participation.    Upon any dissolution, liquidation, or winding up of Cogent, the holders of outstanding shares of the Series H Preferred Stock will be entitled to receive, out of our assets remaining after all of our debts and liabilities have been paid or otherwise provided for but before any payments have been made to the holders of common stock, an amount payable in cash equal to and with the preferences as follows: (1) the holders of our Series F Preferred Stock will be entitled to $11 million and the holders of our Investors Preferred will be entitled to a return of their $41 million investment in the Investors Preferred, which will result in an aggregate return to the holders of the Series F Preferred Stock and the Investors Preferred Stock of $52 million; (2) the holders of the Investors Preferred will be entitled to an additional two-fold return of their investment or $82 million and Series H Preferred Stock will be entitled to 10% of the total amount distributed in this tranche of the liquidation or $9.11 million which will result in an aggregate return in this tranche to the holders of the Investors Preferred and the Series H Preferred Stock of $91.11 million; and

(3) the holders of the Series F Preferred Stock will then be distributed $18.12 million so that in the aggregate they will have received through the first three tranches of liquidation payments an amount equal to 18.06% of the total amounts distributed to the Series F Preferred Stock, the Investors Preferred and the Series H Preferred Stock, or $29.12 million. If the assets available for distribution are other than cash, for example, the stock of an acquiring company paid in an acquisition of Cogent, such other assets will be distributed instead of cash. After payment of all the amounts above, the Series H Preferred Stock will participate on an as-converted-to-common-stock basis with the holders of our common stock. A merger, reorganization or other acquisition-type transaction in which our control or all or substantially all of our assets is transferred will be treated as a liquidation.

        Redemption.    The Series H Preferred Stock will not be redeemable.

Item 5. Interests of Named Experts and Counsel.

        Not applicable.

Item 6. Indemnification of Directors and Officers.

        Cogent is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions, or (4) for any transaction from which a director derived an improper personal benefit.

        Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Cogent's Fourth Amended and Restated Certificate of Incorporation and its Bylaws provide for indemnification of the officers and directors to the full extent permitted by applicable law.

Item 7. Exemption From Registration Claimed.

        Not applicable.

Item 8. Exhibits.

        The following is a list of exhibits filed as part of this registration statement.

Exhibit Number	Exhibit
5.1	Opinion of Latham & Watkins.
10.1	2003 Incentive Award Plan of Cogent Communications Group, Inc.
10.2	Form of Restricted Stock Agreement
23.1	Consent of Ernst & Young LLP.
23.2
In reliance on Rule 437a under the Securities Act, we have not filed a consent of Arthur Andersen to the inclusion in this prospectus of their reports regarding the financial statements of Cogent Communications Group, Inc. and Allied Riser Communication Corporation.
23.3	Consent of Latham & Watkins (included within Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto).

NOTICE REGARDING ARTHUR ANDERSEN LLP

        Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Arthur Andersen LLP is Cogent's former principal independent public accountant and was the principal independent public accountant for Allied Riser Communications Corporation prior to its merger with and into a subsidiary of Cogent. Prior to the date of this prospectus, the Arthur Andersen partners who audited certain of the financial statements of Cogent and Allied Riser resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the inclusion in this registration statement of its audit reports with respect to the financial statements of Cogent and Allied Riser. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without written consents from Arthur Andersen. Accordingly, Arthur Andersen may not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in this registration statement.

Item 9. Undertakings.

(a)  The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Cogent's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on the 11 day of September, 2003.

COGENT COMMUNICATIONS GROUP, INC.
By:	/s/ DAVID SCHAEFFER Name: David Schaeffer Title: Chairman, President and Chief Executive Officer

Power of Attorney

        Each person whose signature appears below authorizes David Schaeffer and Robert Beury, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant's registration statement on Form S-8 and any amendments thereto necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ DAVID SCHAEFFER David Schaeffer	Chairman, President and Chief Executive Officer	September 11, 2003
/s/ H. HELEN LEE H. Helen Lee	Chief Financial Officer and Director	September 11, 2003
/s/ THADDEUS G. WEED Thaddeus G. Weed	Vice President, Controller	September 11, 2003
/s/ EDWARD GLASSMEYER Edward Glassmeyer	Director	September 11, 2003
Erel Margalit	Director
James Wei	Director

COGENT COMMUNICATIONS GROUP, INC.
INDEX TO EXHIBITS

Exhibit Number	Exhibit
5.1	Opinion of Latham & Watkins.
10.1	2003 Incentive Award Plan of Cogent Communications Group, Inc.
10.2	Form of Restricted Stock Agreement
23.1	Consent of Ernst & Young LLP.
23.2
In reliance on Rule 437a under the Securities Act, we have not filed a consent of Arthur Andersen to the inclusion in this prospectus of their reports regarding the financial statements of Cogent Communications Group, Inc.
23.3	Consent of Latham & Watkins (included within Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto).

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PART I INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
NOTICE REGARDING ARTHUR ANDERSEN LLP
SIGNATURES
Power of Attorney
COGENT COMMUNICATIONS GROUP, INC. INDEX TO EXHIBITS